Subsidiaries of the Registrant	Exhibit 8.01

Name of Subsidiary	Jurisdiction of Incorporation or Organization
King Digital Malta Holding Limited	Malta
Midasplayer International Holding Company Limited	Malta
Midasplayer Malta Holding Company Limited	Malta
King.com Limited	Malta
King Digital Malta Intermediate Limited	Malta
Midasplayer Technology AB	Sweden
Midasplayer.com Limited	England and Wales
Midasplayer AB	Sweden
Midasplayer Vertriebs GmbH	Germany
King.com Inc.	USA
Digital Jester Limited	England and Wales
King Games Studio S.L.	Spain
King Mobile AB	Sweden
Midasplayer (Skills) Limited	England and Wales
King Shared Services S.L.	Spain
King Games Studio (Bucharest) SRL	Romania
King Japan Co. Ltd	Japan
King.com Payments LLC	USA
Astrapia Limited	England and Wales
Nonstop Games Oy	Finland
GamesMadeMe PTE Ltd	Singapore
King Korea Ltd	Korea
King Digital Technology (Shanghai) Co. Ltd	China
Ludonauts Limited	Malta